UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of May, 2007

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Spirent Communications plc


2. Reason for the notification     (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights - DISPOSAL           X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify)




3. Full name of person(s) subject to the        (i) Lexa BV
notification obligation:
                                                (ii) Goran Ennerfelt (a non-executive director of
                                                Spirent Communications plc) has a connected interest
                                                in the shareholding of Lexa BV. This is due to the
                                                fact that he is President and Chief Executive Officer
                                                of Axel Johnson AB, a member of the Axel Johnson Group
                                                which owns Lexa BV.




4. Full name of shareholder(s) (if different                              -
from 3.):

5. Date of the transaction (and date on which the 22 May 2007 threshold is crossed or reached if different):

6. Date on which issuer notified:                  22 May 2007

7. Threshold(s) that is/are crossed or reached:    Below 10 %

8. Notified details:                               Sold 40,400,000
                                                   Ordinary shares



A: Voting rights attached to shares
Class/type of     Situation previous to    Resulting situation after the triggering transaction
shares            the Triggering
                  transaction


if possible       Number of    Number of   Number of     Number of voting rights ix  % of voting rights
using the ISIN    Shares       Voting      shares
CODE                           Rights viii Direct        Direct  x   Indirect xi     Direct     Indirect

Ordinary shares   90,400,000   90,400,000   50,000,000   50,000,000        N/A          5.67       N/A

ISIN:
GB0004726096







B: Financial Instruments
Resulting situation after the triggering transaction



Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.

        N/A                N/A                  N/A                       N/A                   N/A






Total (A+B)
Number of voting rights                            % of voting rights

50,000,000                                         5.67%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

(i) Lexa BV

(ii) Goran Ennerfelt (a non-executive director of Spirent Communications plc) has a connected interest in the shareholding of Lexa BV. This is due to the fact that he is President and Chief Executive Officer of Axel Johnson AB, a member of the Axel Johnson Group which owns Lexa BV.



Proxy Voting:

10. Name of the proxy holder:                                         N/A

11. Number of voting rights proxy holder will cease to hold:          N/A

12. Date on which proxy holder will cease to hold voting              N/A
rights:

13. Additional information:                                           N/A



14. Contact name:                   Arie Bouman - Managing Director, LEXA BV

15. Contact telephone number:       +31 (0)20 471 3438


C:        Additional information

Contact at Issuer: Michael Anscombe, Deputy Company Secretary,
Spirent Communications plc

Telephone: 01293 767676





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 22 May, 2007                             By   ____/s/ Michael Anscombe____

                                                    (Signature)*